To the United States Securities and Exchange Commission

We consent to the incorporation by reference in the Form S-8 of Cybin Inc. (the "Company") of our report dated June 29, 2026, with respect to the consolidated statements of financial position of the Company as at March 31, 2026 and March 31, 2025 and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information and to the reference to our firm under the heading "Experts" in the prospectus.

Toronto, Canada September 1, 2026	Chartered Professional Accountants Licensed Public Accountants

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